15026438

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SEC MAIL PROCESSING RECEIVED APR 27 2015 WASH., D.C. 194 SECTION

4/27/14

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/2014 (MM/DD/YY) AND ENDING 02/28/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Mutual Planning Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7370 S Oriole Blvd. # 601
(No. and Street)

Delray Beach	Florida	33446
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Herbert Abelow 561-495-3900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D'Arelli Pruzansky, P.A.
(Name – *if individual, state last, first, middle name*)

7280 W. Palmetto Park Road Suite 308-N	Boca Raton	Florida	33433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/27/15

OATH OR AFFIRMATION

I, Herbert Abelow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Mutual Planning Corp, as of February 28, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen Z. Fischer
COMMISSION # FF165001
EXPIRES: Nov. 22, 2018
WWW.AARONNOTARY.COM

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST MUTUAL PLANNING CORP.

FINANCIAL STATEMENTS

YEAR ENDED FEBRUARY 28, 2015

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of First Mutual Planning Corp.

We have audited the accompanying financial statements of First Mutual Planning Corp. (the "Company"), which comprise the statement of financial condition as of February 28, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Mutual Planning Corp. as of February 28, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

D'Arelli Pruzansky, P.A.

Certified Public Accountants

Boca Raton, Florida
April 22, 2015

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936

FIRST MUTUAL PLANNING, CORP.
STATEMENT OF FINANCIAL CONDITION
FEBRUARY 28, 2015

ASSETS

Cash	$ 16,143
Total Assets	$ 16,143

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued Expenses	$ 7,501
Total Liabilities	7,501
Stockholder's equity	
Common Stock, $1.00 par value, 2,000 shares authorized, issued and outstanding	2,000
Additional Paid In Capital	123,180
Accumulated Deficit	(116,538)
Total Stockholder's Equity	8,642
Total Liabilities and Stockholder's Equity	$ 16,143

See accompanying notes to financial statements

FIRST MUTUAL PLANNING, CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED FEBRUARY 28, 2015

Income:	
Commissions	$ 4,266
Total Income	4,266
Expenses:	
Professional Fees	8,150
Communication Expense	360
Regulatory Fees	874
Other Expenses	83
Total Expenses	9,467
Net Loss	(5,201)

See accompanying notes to financial statements

FIRST MUTUAL PLANNING, CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED FEBRUARY 28, 2015

	Common Stock - $1 Par Value		Additional	Accumulated	
	Shares	Amount	Paid-in Capital	Deficit	Total
Balance, February 28, 2014	2,000	$ 2,000	$ 117,180	$ (111,337)	$ 7,843
Additional Capital Contribution			$ 6,000		$ 6,000
Net loss	-	-	-	$ (5,201)	$ (5,201)
Balance, February 28, 2015	2,000	$ 2,000	$ 123,180	$ (116,538)	$ 8,642

See accompanying notes to financial statements

FIRST MUTUAL PLANNING, CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED FEBRUARY 28, 2015

Cash flows from operating activities:		
Net loss	$	(5,201)
Adjustment to reconcile net loss to net cash used in operating activities		
Changes in assets and liabilities:		
Increase in Accrued Expenses		201
Net cash used in operating activities		(5,000)
Cash flows from financing activites:		
Owner capital contribution		6,000
Net cash provided by financing activities		6,000
Net cash decrease		1,000
Cash, beginning of year		15,143
Cash, end of year	$	16,143
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	-
Cash paid during the year for taxes	$	-

See accompanying notes to financial statements

NOTE 1 – DESCRIPTION OF THE BUSINESS

First Mutual Planning Corp. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized under the laws of the State of New York on March 28, 1960 and is registered to be in business as a broker/ and or dealer in securities of all types, including all types of Mutual Funds.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents during the year end February 28, 2015.

Fair Value of Financial Instruments

The carrying amount of financial instruments, including cash and accrued expenses, approximated fair value as of February 28, 2015 because of the relatively short- term maturity of these instruments and their market interest rates.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

At February 28, 2015 the Company had no assets or liabilities valued using Level 2 or Level 3 inputs.

Revenue Recognition

The Company recognizes commission revenues from sales of mutual funds and annuities as commissions when the services are performed and cash collection is assured.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Estimates include the amounts of deferred tax assets and the corresponding valuation allowance. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes pursuant to the provisions of ASC 740-10, "Accounting for Income Taxes," which requires, among other things, an asset and liability approach to calculating deferred income taxes.

Income Taxes, continued

The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company follows the provisions of the ASC 740 -10 related to, Accounting for Uncertain Income Tax Positions. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority.

The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all highly certain of being upheld upon examination. As such, the Company has not recorded a liability for uncertain tax benefits.

The Company has adopted ASC 740-10-25 Definition of Settlement, which provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits and provides that a tax position can be effectively settled upon the completion of an examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open. As of February 28, 2015, tax years ended February 28, 2015, 2014, 2013 and 2012 are still potentially subject to audit by the taxing authorities.

NOTE 3 – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company had no net deferred tax assets as of February 28, 2015 due to the establishment of a full valuation allowance to offset the deferred tax asset of approximately $43,000 related to its net operating loss carry forwards. The Company increased the valuation allowance by $ 7,500 during fiscal year ended February 28, 2015.

The reconciliation of the income tax computed at the U.S. federal statutory rate to income tax expense for the period ended February 28, 2015:

Tax provision (benefit) at statutory rates (27%)	$	(1,404)
State taxes, net of federal tax benefit (4%)		(208)
Effect of change in tax brackets		(5,888)
Change in valuation allowance		7,500
Net income tax benefit	$	-

NOTE 3 – INCOME TAXES, CONTINUED

At February 28, 2015 the Company has tax net operating loss carry forwards of approximately $139,000 to offset taxable income through tax years ending February 28, 2035. Utilization of these loss carry forwards may be limited in the event of a more than 50% change in ownership pursuant to IRC section 382.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At February 28, 2015, the Company had net capital of $ 8,642, which was $ $3,642, in excess of its required net capital of $5,000, which is the greater of the minimum of $5,000 or 6 2/3% of total aggregate indebtedness. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .87 to 1.

The Company qualifies under the exempt provisions of Rule 15c3-3 under Section (k)(2)(i) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

Note 5 – CONCENTRATION OF CREDIT RISK

The company maintains its cash in a bank account at a high credit quality financial institution at December 31, 2014 and during the year then ended, the balance did not exceed federally insured limits.

Note 6 – CUSTOMER CONCENTRATION

During the year ended February 28, 2015, 95% of the Company's revenue, generated on behalf of its customers, was paid by three mutual funds as follows:

Fund A	61%
Fund B	21%
Fund C	13%
Total	**95%**

SUPPLEMENTAL INFORMATION

FIRST MUTUAL PLANNING, CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FEBRUARY 28, 2015

NET CAPITAL COMPUTATION:		
Total Stockholder's Equity	$	8,642
Deductions and/or changes		
Non allowable assets:		-
Net capital before haircuts on security positions		8,642
Haircuts on securities		
Net capital		8,642
Required minimum capital		5,000
Excess net capital	$	3,642
AGGREGATE INDEBTEDNESS:		
Aggregate indebtedness as included in the Statement of Financial Condition		7,501
Total aggregate indebtedness	$	7,501
Ratio of aggregate indebtedness to net capital		0.87 to 1
RECONCILIATION:		
Net Capital, per February 28, 2015 Focus Report	$	8,642
Net Audit Adjustments		-
Net Capital, per February 29, 2015 audited report, as filed	$	8,642

First Mutual Planning Corp.
Herbert Abelow
7370 S. Oriole Blvd
Suite 601
Delray Beach, FL. 33446
Phone: 561-495-9515
FAX: 561-495-3900\

Exemption Letter

RE: First Mutual Planning, Corp., Fiscal year end February 28, 2015 Certified Audit

First Mutual Planning, Corp. is operating under the k2-i exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". The broker dealer does not take custody of customer's securities or take custody of customer funds; therefore to our best knowledge and belief we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

X

Herbert Abelow
President

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON RULE 15C-3-3 STATEMENT OF EXEMPTION

To the Board of Directors and Stockholder of
First Mutual Planning Corp.

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) First Mutual Planning Corp. identified the Rule 15c3-3(k) statement of exemption provisions of 17 C.F.R. §15c3-3(k) under which First Mutual Planning Corp. claimed an exemption from 17 C.F.R. §240.15c3-3 under the provision (k)(2)(i) "Customer Protection-Reserves and Custody of Securities" and (2) First Mutual Planning Corp. stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. First Mutual Planning Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Mutual Planning Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Section (k)(2)(i) "Customer Protection-Reserves and Custody of Securities" of Rule 15c3-3 under the Securities Exchange Act of 1934.

D'Arelli Pruzansky, P.A.

Certified Public Accountants

Boca Raton, Florida
April 22, 2015

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936